SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2015

Commission File Number 1-33208

HANWHA Q CELLS CO., LTD.

Hanwha Building 9F

86 Cheonggyecheon-ro

Jung-gu, Seoul, Korea 100-797

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes  ☐            No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes  ☐            No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Hanwha Q CELLS Signs Share Purchase Agreement with an Affiliate of NextEra Energy, Inc.

Hanwha Q CELLS Co., Ltd. (the “Company,” or “Hanwha Q CELLS”), one of the world’s largest photovoltaic manufacturers of high-quality, high-efficiency solar modules, signed on May 26, 2015 a share purchase agreement (the “SPA”) with Contra Costa Capital, LLC, an affiliate of NextEra Energy, Inc. (the “Investor”). Under the SPA, the Investor agreed to purchase newly issued ordinary shares of the Company at a total purchase price of US$25 million. The closing of the purchase is conditional upon, and will occur concurrently with, the closing of a potential public offering of ordinary shares of the Company, which has not yet been determined by the Company.

A registration statement relating to the potential public offering of securities referred in this report has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This report shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offering of the securities covered under the registration statement will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offer.

This report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this report and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hanwha Q CELLS Co., Ltd.

Date: May 27, 2015	By:	/s/ Seong Woo Nam
		Name:	Seong Woo Nam
		Title:	Chairman and CEO